

December 7, 2012

Via E-mail
Quintin Kneen
Chief Financial Officer
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, Texas 77042

>   **Re: GulfMark Offshore, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 23, 2012**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 27, 2012**
>   **File No. 1-33607**

Dear Mr. Kneen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

1. We note your references in this section to "individual performance objectives," "individual performance criteria," and "individual performance goals" in connection with the annual non-equity incentive awards for your named executive officers. We also note your disclosure with respect to the impact of 2011 individual performance on the determination of annual non-equity incentive compensation. To the extent material, please expand your disclosure to describe such individual performance objectives, criteria, and goals, and to describe each named executive officer's 2011 individual performance as it related to the determination of the non-equity incentive compensation granted. See Item 402(b)(2)(vii) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director